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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2002



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-           )
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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's Announcement of Appointments Made by the Board of Directors.



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                                (PETROCHINA LOGO)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)


                   APPOINTMENTS MADE BY THE BOARD OF DIRECTORS

The Company announces the following appointments made by the board of directors.

The board of directors of PetroChina Company Limited announces that the following appointments have been made at a board meeting held on 3 December 2002:

1. the election of Mr Ma Fucai as Chairman and Mr Wu Yaowen and Mr Ren Chuanjun as Vice Chairmen;

2.   as nominated by the Chairman, the appointment of Mr Chen Geng as President;
     and

3. as nominated by the President, the appointment of Mr Su Shulin as Senior Vice President; Mr Wang Fucheng, Mr Liu Baohe and Mr Duan Wende as Vice Presidents; Mr Wang Guoliang as Chief Financial Officer; and Mr Jia Chengzao as Chief Geologist.


                                                           By Order of the Board
                                                                LI HUAIQI
                                                          SECRETARY TO THE BOARD

Beijing
The People's Republic of China
4 December 2002

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             PetroChina Company Limited



Dated: December 5, 2002                      By: /s/ Li Huaiqi
                                                 -------------------------------
                                                 Name:  Li Huaiqi
                                                 Title: Company Secretary